                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            UNITED RETAIL GROUP, INC.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    911380103
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 pages

-------------------------------------         ----------------------------------
CUSIP No.  911380103                    13G         Page  2 of  6  Pages
-------------------------------------         ----------------------------------

-------- -----------------------------------------------------------------------
      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cumberland Associates LLC
-------- -----------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]

                                                                (b) [X]

-------- -----------------------------------------------------------------------
      3  SEC USE ONLY

-------- -----------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------- ----- --------------------------------------------------------
                     5  SOLE VOTING POWER

                        681,000
                  ----- --------------------------------------------------------
   NUMBER OF         6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY           40,000
    OWNED BY
     EACH         ----- --------------------------------------------------------
   REPORTING         7  SOLE DISPOSITIVE POWER
     PERSON
      WITH              681,000

                  ----- --------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                         40,000
-------- -----------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         721,000
-------- -----------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------- -----------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.5%
-------- -----------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

         OO, IA
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)                   Name of Issuer:
                            --------------

                            United Retail Group, Inc. (the "Issuer")

Item 1(b)                   Address of Issuer's Principal Executive Offices:
                            -----------------------------------------------

                            365 West Passaic Street
                            Rochelle Park, New Jersey 07662

Items 2(a)                  Name of Person Filing:
                            ---------------------

                            This statement is being filed by Cumberland
                            Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, thirteen securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)                   Address of Principal Business Office:
                            ------------------------------------

                            The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)                   Citizenship:
                            -----------

                            Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)                   Title of Class of Securities:
                            ----------------------------

                            Common Stock, par value $.001 per share (the
                            "Shares")

Item 2(e)                   CUSIP Number:
                            ------------

                            911380103

Item 3                      Not Applicable
                            --------------

Item 4.                     Ownership:
                            ---------



                               Page 3 of 6 pages
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Item 4(a)                   Amount Beneficially Owned:
                            -------------------------

                            As of the date hereof, Cumberland Associates LLC may be deemed the beneficial owner of 721,000 Shares.

Item 4(b)                   Percent of Class:
                            ----------------

                            The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 5.5% of the total number of Shares outstanding.

Item 4(c)                   Number of shares as to which such person has:
                            --------------------------------------------

                              (i)   Sole power to vote or to direct the vote:
                                    681,000

                              (ii)  Shared power to vote or to direct the
                                    vote:  40,000

                             (iii) Sole power to dispose or to direct the disposition of: 681,000

                              (iv) Shared power to dispose or to direct the disposition of: 40,000

Item 5                      Ownership of Five Percent or Less of a Class:
                            --------------------------------------------

                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.


Item 6                      Ownership of More than Five Percent on Behalf of
                            ------------------------------------------------
                            Another Person:
                            --------------

                            The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7                      Identification and Classification of the
                            ----------------------------------------
                            Subsidiary Which Acquired the Security Being
                            --------------------------------------------
                            Reported on By the Parent Holding Company:
                            -----------------------------------------

                            Not Applicable



                               Page 4 of 6 pages

Item 8                      Identification and Classification of Members of the
                            ---------------------------------------------------
                            Group:
                            -----

                            Not Applicable


Item 9                      Notice of Dissolution of Group:
                            ------------------------------

                            Not Applicable

Item 10                     Certification:
                            -------------

        By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 pages
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                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 1999

                                    CUMBERLAND ASSOCIATES LLC


                                    By: /s/ Glenn Krevlin
                                       ---------------------------------
                                    Name:   Glenn Krevlin
                                    Title:  Member



                               Page 6 of 6 pages